

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

July 2, 2010

Jennifer L. Pharris
Chief Executive Officer
Bonfire Productions, Inc.
One Sugar Creek Center Blvd.
Sugar Land, Texas 77478

Re: Bonfire Productions, Inc.
Preliminary Schedule 14C Information Statement
Filed June 15, 2010
File No. 333-145743

Dear Ms. Pharris:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        John Dana Brown
                                        Attorney-Advisor